United States securities and exchange commission logo





                          October 14, 2021

       Gregory Marcus
       Chief Executive Officer
       Marcus Corp
       100 East Wisconsin Avenue, Suite 1900
       Milwaukee, Wisconsin 53202

                                                        Re: Marcus Corp
                                                            Registration
Statement on Form S-3
                                                            Filed on October 8,
2021
                                                            File No. 333-260154

       Dear Mr. Marcus:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Janice
Adeloye at 202-551-3034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Garrett F. Bishop